AMCON Distributing Company

7405 Irvington Road

Omaha, NE 68122

March 8, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:          Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Re:        AMCON Distributing Company

Response to SEC Comment Letter dated February 23, 2018

Form 10-K for the Fiscal Year Ended September 30, 2017

Filed November 8, 2017

File No. 1-15589

Dear Mr. Thompson,

This letter is being filed as EDGAR correspondence in response to your February 23, 2018 comment letter regarding the above-referenced Form 10-K filed by AMCON Distributing Company (the “Company”).  For ease of reference, we have reproduced and highlighted the full text of the Staff’s comments followed by the Company’s response.

7405 Irvington Road • Omaha, NE  68122 • 402-331-3727 • Fax: 402-331-4834 • www.amcon.com

COMMENTS AND OUR RESPONSES

Staff Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Matters - Critical Accounting Estimates

Depreciation, Amortization and Impairment of Long-Lived Assets, Including Goodwill, page 26

1.    We note your Retail Segment reported an operating loss in the year ended September 30, 2017. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Company Response:

The Company advises the Staff that it performed its  annual impairment testing and determined that the estimated fair value of each of its reporting units exceeded their respective carrying values at September 30, 2017 and that a 10% decrease in the fair value of either reporting unit would not have resulted in an impairment charge for fiscal 2017. In making this determination,  the Company considered a range of key factors and assumptions in its discounted cash flows analysis including, but not limited to, future revenues, future store profitability, new store development, planned capital expenditures, our ability to control costs, and the successful implementation of initiatives designed to enhance sales and improve inventory management.

With both of our reporting units passing step one of our impairment testing at September 30, 2017, the Company recognizes  its retail reporting unit operates  in a hyper-competitive environment and that it did incur planned operating losses in connection with the execution of its business strategy.  As such, the Company provided considerable disclosure and discussion throughout its Form 10-K for the fiscal year ended September 30, 2017 with respect to the known trends and uncertainties related to its retail reporting unit including the Company’s strategic plan as included in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations: Business Update-Retail Segment” of that Form 10-K. Additionally, the Company did disclose  the total amount of goodwill allocated to its retail reporting unit and subject to impairment testing. We believe the disclosure of such qualitative information assists investors and other financial statement users better understand the risk associated with this reporting unit and the potential for future goodwill impairment charges.

7405 Irvington Road • Omaha, NE  68122 • 402-331-3727 • Fax: 402-331-4834 • www.amcon.com

The Company will continue to closely evaluate the facts and circumstances related to its retail reporting unit at each applicable reporting period, including any operating losses incurred which are inconsistent with management’s strategic plan and which may impact the recoverability of long-lived assets including goodwill. If we determine that our retail reporting unit is at risk of failing step one of our impairment test, the Company will make the appropriate disclosures in accordance with Generally Accepted Accounting Principles (GAAP) and Regulation S-K.

In further response to the Staff’s comment and to improve the usefulness of our financial statements, the Company intends to enhance its critical accounting estimates disclosure in applicable future filings with the Commission substantially in the form of the proposed disclosure below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Matters - Critical Accounting Estimates

Depreciation, Amortization and Impairment of Long-Lived Assets, Including Goodwill

Long‑lived assets consist primarily of property and equipment, intangible assets, and goodwill acquired in business combinations.  Property and equipment and amortizable identified intangible assets are assigned useful lives ranging from 2 to 40 years. Indefinite‑lived intangible assets and goodwill are not amortized. Impairment of the Company’s long‑lived assets is assessed during the Company’s fourth fiscal quarter using both qualitative and quantitative analysis, or whenever events or circumstances change that indicate the carrying value of such long‑lived assets may not be recoverable.  The Company recorded no impairment charges during either fiscal 2017 or fiscal 2016.

NATURE OF ESTIMATES REQUIRED.  Management has to estimate the useful lives of the Company’s long lived assets. In regard to the Company’s impairment analysis, the most significant assumptions include management’s estimate of the annual growth rate used to project future sales and expenses.

ASSUMPTIONS AND APPROACH USED.  For property and equipment, depreciable lives are based on our accounting policy which is intended to mirror the expected useful life of the asset.  In determining the estimated useful life of amortizable intangible assets, such as customer lists, we rely on our historical experience in addition to estimates of how long certain assets will generate cash flows.  If impairment indicators arise, we then evaluate the potential impairment of property and equipment and amortizable identifiable intangible assets using an undiscounted future cash flow approach.

When evaluating the potential impairment of non‑amortizable indefinite‑lived assets and goodwill we first assess a range of qualitative factors, including macroeconomic conditions, industry conditions, the competitive environment, changes in the market for the Company’s products and services, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, and the overall financial performance for each of the Company’s reporting units.  If after completing this assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a two‑step impairment testing methodology using the income approach (discounted cash flow method).

A discounted cash flow methodology requires estimation in (i) forecasting future earnings, (ii) determining the discount rate applicable to the earnings stream being discounted, and (iii) computing a terminal value at some point in the future.  The forecast of future earnings is an estimate of future financial performance based on current year results and management’s evaluation of the market potential for growth.  The discount rate is a weighted average cost of capital using a targeted debt‑to‑equity ratio using the industry average under the assumption that it represents our optimal capital structure and can be achieved in a reasonable time period. The terminal value is determined using a commonly accepted growth model.

7405 Irvington Road • Omaha, NE  68122 • 402-331-3727 • Fax: 402-331-4834 • www.amcon.com

At September 2017, goodwill allocated to our wholesale and retail reporting units totaled $4.4 million and $1.9 million, respectively. The Company determined that the estimated fair value of these reporting units exceeded their carrying value at September 30, 2017 and that a 10% decrease in the estimated fair value of either reporting unit would not have resulted in impairment charges  for fiscal 2017.

Considerable management judgment is necessary to estimate the fair value of our reporting units. Significant assumptions used in relation to the calculation of fair value for our reporting units at September 2017 included assumptions regarding future revenue, future store profitability, new store development, planned capital expenditures, our ability to control future costs,  and the successful implementation of initiatives designed to enhance sales and improve inventory management.

With the estimated fair value for both of our reporting units exceeded their carrying value at September 30, 2017, the Company’s retail reporting unit does operate in a hyper-competitive environment and incurred planned operating losses during fiscal 2017 in connection with the execution of its business strategy. To the extent that management's estimates of future performance for this reporting unit are not realized,  our business plans for future operations change, or if there is a further deterioration in the macro retailing operating environment,  the future assumptions used in calculating the fair value of our retail reporting unit could differ and result in impairment charges. Accordingly, the Company can provide no assurance that we will not have impairment charges in future periods related to this reporting unit.

7405 Irvington Road • Omaha, NE  68122 • 402-331-3727 • Fax: 402-331-4834 • www.amcon.com

Staff Comment:

Item 8. Financial Statements and Supplementary Data

1. Summary of Significant Accounting Policies:

(f) Inventories:, page 38

2.    Reference is made to “Recoveries for losses on inventory obsolescence” disclosed on the Statements of Cash Flows.  Please tell us how your recoveries are consistent with the guidance in ASC 330-10-35-14 which states when goods have been written down below cost at the close of a fiscal year such reduced amount is viewed as creating a new cost basis for the item.  Please also tell us your consideration of expanding your policy disclosure to clarify the basis for your recognition of such recoveries.

Company Response:

The Company advises and confirms to the Staff that it does not record recoveries for losses on inventory obsolescence and does account for inventory write-downs in accordance with ASC 330-10-35-14. In response to the Staff’s comment and to avoid confusion,  in applicable future filings with the Commission the Company will revise the line item labeled “Recoveries for losses on inventory obsolescence” in its Consolidated Statement of Cash Flows to “Inventory allowance”.

This concludes our responses to the Staff’s comments included in its letter to the Company dated February 23, 2018. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.  We welcome any additional questions that you might have.

Should you have any additional questions regarding these matters please feel free to contact me at (402) 331-3727.

Sincerely,

/s/ Andrew C. Plummer

Andrew C. Plummer

Vice President and Chief Financial Officer

7405 Irvington Road • Omaha, NE  68122 • 402-331-3727 • Fax: 402-331-4834 • www.amcon.com